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                                                                 Exhibit (d)(7)

                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

                                   ENDORSEMENT

                        MODIFICATION OF POLICY PROVISIONS


Effective as of the Policy Date, this endorsement is made a part of the policy to which it is attached.


Section 7.2 of the policy is deleted and the following is substituted:

7.2 CAN TRANSFERS BE MADE FROM THE FIXED ACCOUNT TO THE SEPARATE ACCOUNT INVESTMENT DIVISIONS? Each Policy Year you can make one transfer from the Fixed Account to the Investment Divisions. The minimum amount that can be transferred is $500, unless we agree otherwise. However, if the values remaining in the Fixed Account after the transfer would be less than $500, we have the right to include that amount as part of the transfer. The maximum amount transferred in any one Policy Year is the greater of (i) 20% of the amount in the Fixed Account at the beginning of that Policy Year,
     (ii) the previous year's transfer amount, or (iii) $5,000. During the Retirement Year, the 20% limit will not apply to a one-time transfer from the Fixed Account to the Investment Divisions. The Retirement Year is the Policy Year following the Insured's 65th birthday or the date you indicate in the application, or another date if we approve.



                                                     NEW YORK LIFE INSURANCE
                                                     AND ANNUITY CORPORATION

/s/Catherine A. Marrion                          /s/ Frederick J. Sievert
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           SECRETARY                                             PRESIDENT


























8721-03